November 12, 2024

Rachel Presa
General Counsel and Secretary
Millrose Properties, Inc.
600 Brickell Avenue, Suite 1400
Miami, FL 33131

       Re: Millrose Properties, Inc.
           Amendment No. 3 to
           Draft Registration Statement on Form S-11
           Submitted October 28, 2024
           CIK No. 0002017206
Dear Rachel Presa:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 16, 2024 letter.

Amended Draft Registration Statement on Form S-11
General

1. We refer to your revised disclosures stating that you are registering a yet to be determined number of shares of Class A common stock and Class B common stock and that the number of Class A shares and Class B shares to be issued in the spinoff will be determined after the shareholder election process and reported in a Current
       Report on Form 8-K. Please revise to disclose the number of shares of Class A common stock and Class B common stock to be issued, or advise. In this regard, we note that Item 501(b)(2) of Regulation S-K requires you to state the title and amount
 November 12, 2024
Page 2

       of securities you are offering, and that Rule 405 defines "amount" to mean the number of shares.
2. We acknowledge your revised disclosures in response to prior comment 4 and that you now refer to recycled capital. Please revise your disclosure to explain clearly what you mean by the term "recycled capital company" the first time it appears.
Signatures, page II-6

3. We note your disclosures that Mr. Richman and Mr. Rosenblum are expected to be your Chief Executive Officer and Chief Financial Officer upon the completion of the spin-off, but also that your signature pages contemplate that they will be signing on your behalf before effectiveness and in such capacities. Please revise to reconcile your disclosures.
        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Lillian Tsu, Esq.